PBF Energy Inc.
1 Sylvan Way, Second Floor
Parsippany, NJ 07054

Office: 973.455.7500
Fax: 973.455.7562

www.pbfenergy.com
July 28, 2022

VIA EDGAR

Mr. Michael Purcell
Ms. Karina Dorin
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
PBF Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 17, 2022
File No. 001-35764

Dear Mr. Purcell and Ms. Dorin:

On behalf of PBF Energy Inc. (the “Company”), set forth below are responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the Staff’s letter, dated July 1, 2022, regarding the Company’s 2021 Form 10-K. For your convenience, the Staff’s comment is set forth below in italics, followed by the Company’s response. Please note that all references to page numbers in the Company’s response refer to the page numbers of the 2021 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2021

Risk Factors, page 28

1.Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities or technological changes.

Securities and Exchange Commission
July 28, 2022

In response to the Staff’s comments, we respectfully note that we continually evaluate our SEC filings and applicable SEC rules, regulations and guidance to adequately and appropriately inform investors as to material information about our business, strategy, and financial results, including climate-related information. In preparing our 2021 Form 10-K, we considered the potential effects of transition risks related to climate change on our business, financial condition, and results of operations and determined that such effects are not material at this time. Our Form 10-K includes disclosure of climate-related information and its impact on the company that we believe is appropriate and adequate. For example, the Risk Factors section of the 2021 Form 10-K currently includes multiple climate-related risks that we currently are subject to or could reasonably be likely to be subjected to in the future as a result of climate related changes. These risks include the following, each of which is discussed in more detail therein on the pages noted below:

•Enhanced scrutiny on ESG matters may negatively impact our business and our access to capital markets (Page 39).
•Regulation of emissions of greenhouse gases could force us to incur increased capital expenditures and operating costs and could have a material adverse effect on our results of operations and financial condition (Page 36);
•Potential further laws and regulations related to climate change could have a material adverse impact on our operations and adversely affect our facilities (Page 35);
•We may incur significant liability under, or costs and capital expenditures to comply with, environmental and health and safety regulations, which are complex and change frequently (Page 35);
•Our results of operations continue to be impacted by significant costs to comply with renewable fuels mandates. The market prices for RINs have been volatile and may harm our profitability (Page 34);
•Our pipelines are subject to federal and/or state regulations, which could reduce profitability and the amount of cash we generate (Page 38); and
•We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations or otherwise comply with health, safety, environmental and other laws and regulations (Page 38).

In response to the Staff’s comment regarding market trends that may alter business opportunities or technological changes, we respectfully advise the Staff that our 2021 Form 10-K does include, on page 11 under “Recent Developments”, a description of our renewable diesel project at our Chalmette refinery and we provided an update on the status of this project in our Form 10-Q for the quarterly period ended March 31, 2022 and expect to continue to do so in future SEC filings for this project and any other similar projects or investments we may undertake or make. In addition, in future Form 10-K filings we would propose expanding on our existing ESG risk factor, currently included on page 39 of our 2021 Form 10-K, to disclose in more detail the direct and indirect risks specifically associated with developments related to climate change, inclusive of market trends and technological advances. Additionally, we would propose expanding on this same risk in response to the Staff’s comment of providing more disclosure as it pertains to increased litigation risks related to climate change. We anticipate our revised risk factor will read substantially as follows (new disclosures underlined):

Enhanced scrutiny on ESG matters and developments related to climate change may negatively impact our business and our access to capital markets.

Enhanced scrutiny on ESG matters may impact our business as it relates to the use of refined products, climate change, increasing public expectations on companies to address climate change, and potential use of substitutes or replacements to our products may result in increased costs, reduced demand for our products, reduced profits, and adverse impacts on our stock price and access to capital markets. In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform and advise their investment and voting decisions. Also, some stakeholders may advocate for divestment of fossil fuel investments and encourage lenders to limit funding to companies engaged in the manufacturing of refined products. Unfavorable ESG ratings and investment community divestment initiatives may lead to negative investor and public sentiment toward the Company and to the diversion of capital from our industry, which could have a negative impact on our stock price and our access to, and costs of, capital. This scrutiny, coupled with changes in consumer behavior, attitudes and preferences with respect to the generation and consumption of energy and the use of fossil fuels, may continue to result in (a) the enactment of climate change related regulations, policies and initiatives, including alternative energy requirements, (b) further technological advances related to the generation, storage and

Securities and Exchange Commission
July 28, 2022

consumption of energy through alternative methods such as wind and solar and (c) increased demand for and/or availability of non-fossil fuel energy sources and related consumer products such as electric vehicles and renewable power supplies. These developments may also lead to reduced demand for our products, a reduction in our revenue, higher costs and an overall decrease in our profitability.

Additionally, increased attention and scrutiny regarding climate change has resulted in increased investor attention and an increased risk of public and private litigation, which could increase our costs and/or otherwise negatively affect our operations and overall profitability, and cause the market price of our Class A common stock to decline.

We acknowledge the Staff’s comment and as materiality is assessed in connection with each filing, we will continue to monitor the effects of transition risks related to climate change that may affect our business, financial condition, or results of operations and update our future disclosures if these transition risks are determined to be material.

2.We note your disclosure on page 39 of your Form 10-K regarding increased litigation risks related to climate change. Please expand your disclosure to explain the potential impact to the company.

We respectfully advise the Staff that our 2021 Form 10-K includes a risk factor on page 37 where we highlight “Environmental clean-up and remediation costs of our sites and environmental litigation could decrease our net cash flow, reduce our results of operations and impair our financial condition.” However, we propose that in future Form 10-K filings, we will include the following additional disclosure about litigation risks related to climate change and the potential impact to the Company as part of this existing risk factor:

Changes in law or interpretation of settled law and changes in policy, including with respect to climate change, other environmental regulations or regulations mandating efficiency standards or the use of alternative fuels or uncompetitive fuel components, could adversely affect our operations and results by increasing our cost of compliance, delaying or eliminating available business opportunities and/or preventing or limiting existing operations. We operate in jurisdictions where very large and unpredictable damage awards (including punitive damages) may occur in the context of litigation. Our operations also may give rise to federal, state or local government enforcement proceedings alleging non-compliance with applicable laws or regulations, including relating to climate change. Private plaintiffs may also initiate legal action against us for alleged environmental impacts. These parties may attempt to use the legal system to promote public policy agendas (including seeking to reduce the production and sale of hydrocarbon products through litigation targeting the company or other industry participants), gain political notoriety, or obtain monetary awards from the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

3.We note your 2022 Proxy Statement states that your facilities utilize state of the art pollution control equipment to reduce emissions. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. Please provide quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.

In response to the Staff’s comment, we respectfully advise the Staff that the we evaluated the information included in our proxy statement regarding our pollution control equipment and determined that, while it is of interest to certain stakeholders, it is not material information within the meaning of the U.S. securities laws that is required to be incorporated by reference into our 2021 Form 10-K, considering the information that is included in our 2021 Form 10-K. Our 2021 Form 10-K does include, on pages 11 and 105, disclosure that provides an expected range of $150.0 million to $200.0 million for 2022 maintenance, environmental, regulatory and safety capital expenditures and that such range is in line with our historical average, and we provide an update on the expected range in our quarterly report on Form 10-Q for the quarterly period ended March 31, 2022 and expect to continue to do so in future Form 10-Q and Form 10-K SEC filings. For all three years presented in our 2021 10-K filing, capital expenditures incurred for maintenance, environmental, regulatory and safety were within this $150.0 million to $200.0 million range. While our past capital expenditures, particularly details about those necessary for our annual maintenance, environmental, regulatory and safety capital expenditures and continued compliance with applicable federal, state or local environmental regulations, may provide certain climate-related benefits, those benefits are not the primary objectives of the expenditures and therefore it would be potentially misleading to investors to categorize

Securities and Exchange Commission
July 28, 2022

any of such expenditures as “climate-related projects” and thereby over-emphasize the significance of the climate-related considerations. In light of the Staff’s comment, to the extent applicable, in future 10-K filings we will separately disclose any material maintenance, environmental, regulatory or safety capital expenditures that are for climate-related purposes.

4.We note your disclosures on pages 35-36 of your Form 10-K regarding the physical effects of climate change. If material, discuss the physical effects of climate change on your operations and results in greater detail. This disclosure may include the following:

• quantification of material weather-related damages to your property or operations, including any damages due to rising sea levels;
• potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
• any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

Our 10-K filing includes disclosure of potential impacts that weather-related events could have on our business, supply chain and results of operations as detailed within our risk factor on pages 32 and 33 of our Form 10-K. For all annual periods presented in our 2021 10-K filing (fiscal years 2021, 2020 and 2019), we did not incur any material weather-related damages to our property or operations, including any damages due to rising sea levels.

Our Company tracks weather-related damage to our properties and operations. For the three annual periods presented in the 2021 Form 10-K filing, there were no weather-related damages that were material from a cost or operational impact perspective, individually or in the aggregate. Specifically, no property damage exceeded $5 million dollars, either individually or in the aggregate, for each period presented. Costs associated with such damage are included in “Operating expenses” within the Consolidated Statements of Operations. Total Company Operating expenses for fiscal years 2021, 2020 and 2019 approximated $2.1 billion, $1.9 billion and $1.8 billion, respectively.

We cannot predict whether we will incur material weather-related damage or loss events in the future but we believe it is reasonable to expect that such events may occur. As a result, we maintain a comprehensive property insurance coverage (including Named Windstorm coverage) with reputable insurers to mitigate such risks in accordance with customary industry practices and in such amounts and at such costs that we believe to be prudent and commercially practicable. Additionally, we cannot predict the extent to which our customers or suppliers may be impacted by weather-related events, and respectfully advise the Staff that our 2021 Form 10-K discloses on page 113 under “Concentration Risk” that only one customer accounts for more than 10% of our revenue, and in the description of each refinery in the “Business” section, the arrangements we have with our suppliers. In light of the Staff’s comment, to the extent applicable, in future Form 10-K filings we confirm that we will separately disclose any material indirect weather-related impacts that have affected or may affect our relationship with our major customers or suppliers.

In addition, to mitigate the risks of the impact of weather-related events affecting us indirectly through our customers and/or suppliers, our insurance coverage includes Contingent Business Interruption coverage in amounts and at costs that we believe to be prudent and commercially practicable. While the type and amount coverage we elect to maintain and related premiums may fluctuate from policy period to policy period, we have had no difficulties obtaining insurance coverage at costs acceptable to us following weather-related events or otherwise.

5.We note your disclosures on page 70 regarding your Renewable Fuel Standard compliance costs and page 105 regarding environmental and regulatory capital expenditures. Please tell us about and quantify any additional compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.

As noted above, while our annual maintenance, environmental, regulatory and safety capital expenditures may provide certain climate-related benefits, those benefits are not the primary objectives of the capital expenditures we have made to date. In response to the Staff’s comment, we respectfully note that our 2021 Form 10-K includes disclosure of environmental, health and safety matters affecting the Company and related capital expenditures. For example, as noted within our Risk Factors disclosure within our 2021 Form 10-K filing, our operations are subject to federal, state and local laws regulating, among other things, the use and/or handling of petroleum and other regulated

Securities and Exchange Commission
July 28, 2022

materials, the emission and discharge of materials into the environment, waste management, and remediation of discharges of petroleum and petroleum products, characteristics and composition of gasoline and distillates and other matters otherwise relating to the protection of the environment and the health and safety of the surrounding community. We have reviewed and did not identify any material incremental climate change related compliance costs that impacted our results of operations for the periods presented in our 2021 Form 10-K. With the exception of the costs we incur with respect to the Renewable Fuels Standard, which have been disclosed on page 70 of our 2021 Form 10-K, and similar environmental credit mandates, we view our costs to comply with these federal, state and local laws as part of our ongoing operating expenses. Such costs include, but are not limited to, inspections, maintenance, repairs and other permitting or reporting requirements that are necessary as part of our daily management of our assets. Consequently, we do not believe that we have incurred any additional material compliance costs related to climate change. We also believe that it would be potentially misleading to investors to categorize any of such past expenditures as “climate-related” and thereby over-emphasize the significance of the climate-related considerations. We cannot predict whether we will be required to incur additional compliance costs related to climate change in the future, but we believe it is reasonable to expect that such additional compliance costs may be incurred and they could be material. In light of the Staff’s comment, to the extent applicable, in future Form 10-K filings we will separately disclose any material additional compliance costs.

As noted by the Staff, our 10-K filing discloses the significant costs we incur to obtain the environmental credits required to comply with the Renewable Fuels Standard and similar mandates and the impact that these compliance costs continue to have on our results of operations. These environmental credits have fluctuating costs based on market conditions so we are unable to predict whether there will be increased compliance costs in the future. However, in light of the Staff’s comment, to the extent applicable, in future Form 10-K filings, if such costs are reasonably determinable, we will separately disclose any material increased compliance costs related to climate change expected to be incurred in future periods.

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Please do not hesitate to call the undersigned at (973) 455-7554 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Erik Young
Erik Young,
Chief Financial Officer

cc: Trecia Canty, Senior Vice President, General Counsel